UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events

On April 11, 2023, the Special Committee of the Board of Directors of TROOPS, Inc. (the “Company”), formed to investigate allegations advanced against the independent director of the Company, Mr. Wang Tai Dominic Li (“Mr. Li”) as raised in the Civil Action HCA 938 of 2022, to investigate Mr. Li’s independence and integrity, and to review the Company’s internal corporate governance.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Press release issued by TROOPS, Inc., dated April 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: April 11, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer